EXHIBIT 99.1
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[PUBLICIS GROUPE S.A. LOGO]

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PRESS RELEASE
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          CONTACTS AT PUBLICIS GROUPE SA:

          PIERRE BENAICH, INVESTOR RELATIONS      +33 1 4443 6500
          EVE MAGNANT, CORPORATE COMMUNICATIONS   +33 1 4443 7025

                      PUBLICIS GROUPE ANNOUNCES FORMATION
                          OF PUBLICIS HEALTHCARE GROUP
                            AND NAMES KEY EXECUTIVES

Paris, June 18, 2003 - Publicis Groupe today announced the formation of the Publicis Healthcare Group, which will align the Groupe's remarkable healthcare assets into three major brands operating in North America, a global division consisting of two brands, and a specialty group. Publicis Groupe's President and Chief Operating Officer Roger Haupt will lead the new organization.

The recent acquisition of Bcom3 by Publicis Groupe resulted in the largest healthcare communications organization in the world.

"After a careful review of our capabilities in global advertising, marketing, medical education, consulting, sales outsourcing, and more, we have determined how best to align our businesses to maximize our ability to service clients around the world," Roger Haupt said. "The new organization has been developed to meet client needs in an increasingly competitive market."

In North America, the new Group will consist of Klemtner Group, headed by Gavin Scotti; Medicus Group, headed by Nick Colucci; and Nelson Communications, headed by Fred Kellogg. Each of these agencies will continue to operate independently and will have preeminent capabilities in advertising, promotion and medical education.

The global division, consisting of Medicus Group and Saatchi & Saatchi Healthcare, will work collaboratively with Publicis Healthcare Group's agencies in North America as well as independently for global, regional and local clients.

Roger  Haupt  said  Publicis   Healthcare  Group  is  currently   working  on  a
country-by-country basis to align the various Publicis Healthcare Group brands with one of the two major international networks.

Glenn DeSimone, formerly chief executive officer of Medicus Group, will head the global division, reporting to Roger Haupt. Max Jackson will lead the European operations, and David Lewnes will be responsible for agencies in the Asia Pacific region.

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[PUBLICIS GROUPE S.A. LOGO]

The Publicis Healthcare Specialty Group will consist of those companies previously in the Nelson, Medicus and Klemtner brands whose services lie outside the core advertising and education offering. They will provide marketing and sales support services and additional resources to grow clients' brands effectively and efficiently. Sion Boney will head the Publicis Healthcare Specialty Group, reporting to Haupt.

"We believe there are tremendous opportunities for Publicis Groupe in healthcare communications and education around the world. As a result, we are applying very substantial expertise and resources to grow these operations," Roger Haupt said.

In addition to the business leaders announced above, Publicis Healthcare Group also announced two other significant appointments, both of which will report to Roger Haupt. Ed Rady has been named executive vice president and chief strategy officer, and Frank Lanuto has been named chief financial officer.

Ed Rady brings a wealth of experience to his new position as leader of business development and strategy. He worked closely with Haupt and the healthcare agency heads in the design and formation of the new Group. In his new role, he will be responsible for identifying opportunities across the group, developing strategies, and ensuring the right resources are applied to client needs. Ed Rady was formerly president and chief strategic officer of Medicus Group.

Frank Lanuto also brings impressive experience to Publicis Healthcare Group, with more than 18 years in accounting and finance. He most recently served as executive vice president, corporate finance, for Bcom3, which he joined in 2000. Prior to that, Frank Lanuto served for seven years as chief operating officer and chief financial officer of Rapp Collins, New York, and eight years at Arthur Andersen in the audit and business advisory practice.

"With this new organization, the appointment of key executives, and the expertise of our teams, Publicis Healthcare Group will offer an unparalleled range of services and share an unwavering commitment to helping clients build leadership positions," Roger Haupt said. "Maurice Levy and I are completely committed to ensuring the new Group's preeminence in worldwide healthcare marketing communications, education and training."

PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM
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